SEC FILE NUMBER 001-15683
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   o Form 10-Q   ☐ Form 10D   ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:        December 31, 2010

For Period Ended:
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I − REGISTRANT INFORMATION
China Green Material Technologies, Inc.
Full Name of Registrant
Former Name if Applicable No. 1 Yantai Third Road Centralism Area, Haping Road
Address of Principal Executive Office (Street and Number) Harbin Economic and Technological Development Zone Harbin, P.R. China 150060
City, State and Zip Code

PART II − RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III − NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 23, 2011, the Registrant restated its financial statements as of and for the quarterly periods ended June 30, 2010 and September 30, 2010.  Each of those restatements was filed on a Form 10-Q/A submitted to the Securities and Exchange Commission (the “S.E.C.”) on March 23, 2011.  Those quarterly financial statements were restated in response to an S.E.C. Staff comment relating to the Registrant’s accounting for warrants issued by the Registrant during April and June 2010.   Because of the restatements, the Registrant needs additional time to ensure that the principles applied in the restatements are consistently applied in the audited financial statements to be included in the annual report on Form 10-K for the fiscal year ended December 31, 2010.  As a result, the Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 by the prescribed filing date.  The Registrant intends to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 prior to April 15, 2011.

PART IV − OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Yan Seong Low	00-86-	451-5175 0888
		(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s)
	Yes ☒	No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes ☒	No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Registrant anticipates that it will report:

• Revenues of approximately $20.0 million for the fiscal year ended December 31, 2010 million as compared to revenues of approximately $13.4 million for the fiscal year ended December 31, 2009, an increase of approximately $6.6 million or 49.5%.   The anticipated increase in revenues would be attributable to increased sales to existing customers as well as sales to new customers.

• Costs of goods sold of approximately $11.3 million for the fiscal year ended December 31, 2010 million as compared to costs of goods sold of approximately $7.1 million for the fiscal year ended December 31, 2009, an increase of approximately $4.2 million or 59.6%.

• Gross profit of approximately $8.8 million for the fiscal year ended December 31, 2010 million as compared to gross margin of approximately $6.4 million for the fiscal year ended December 31, 2009, an increase of approximately $2.4 million or 38.3%.  This anticipated 2010 gross profit would reflect a decline in the gross margin percentage from approximately 47.4% to approximately 43.9%, resulting from increased raw material prices and other production costs.

• Net income of approximately $5.2 million for the fiscal year ended December 31, 2010 million as compared to net income of approximately $4.2 million for the fiscal year ended December 31, 2009, an increase of approximately $1.1 million or approximately 26.2%.  This anticipated 2010 net income would represent 26.2% of 2010 revenues, as compared to 2009 net income which represented 30.1% of 2009 revenues.  This anticipated decline in net income as a percentage of revenues would be attributable principally to increased raw material prices and other production costs, increased general and administrative expenses, increased stock-based compensation expense, and increases in certain other expenses.

• Net income per common share for the fiscal year ended December 31, 2010 million of $0.21 as compared to $0.22 for the fiscal year ended December 31, 2009, a decrease of approximately 5%.  Weighted average common shares outstanding were 24.5 million (basic) and 24.6 million (diluted) for 2010 as compared to 18.7 (basic and diluted) for 2009.

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” and similar expressions. These statements reflect the Registrant’s current expectations and are based upon information presently available to the Registrant and assumptions that it believes to be reasonable. The Registrant does not assume any duty to update these statements should such information change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that risks and uncertainties are inherent in all such statements, including, without limitation, statements concerning the anticipated timing of filing the Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2010 and the amounts to be reported therein. The Registrant’s actual decisions, performance, and results may differ materially from the forward looking statements contained herein.

China Green Material Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2011	By	/s/ Yan Seong Low
Chief Financial Officer